Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

SPI Energy Co., Ltd.:

We consent to the incorporation by reference in the registration statement (No. 333-147246) on Form S-8 and its Post-Effective Amendment No. 1 of SPI Energy Co., Ltd. (as successor in interest to Solar Power, Inc.) and the registration statement (No. 333-203917) on Form S-8 and its Post-Effective Amendment No. 1 of SPI Energy Co., Ltd. (as successor in interest to Solar Power, Inc.), of our report dated October 27, 2017, with respect to the consolidated balance sheets of SPI Energy Co., Ltd. and subsidiaries (collectively, the “Group”) as of December 31, 2016, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity (deficit), and cash flows for the years ended December 31, 2015 and 2016(collectively, the “consolidated financial statements”), before the effects of the adjustments to all share and net loss per share information to retrospectively reflect the reverse stock splits as more fully described in Note 21(a), which reports appear in the December 31, 2017 annual report on Form 20-F of SPI Energy Co., Ltd.

Our report dated October 27, 2017, with respect to the consolidated financial statements, contains an explanatory paragraph that states the Group has suffered recurring losses from operations and has a working capital deficit and a net capital deficit as of December 31, 2016. In addition, the Group has defaulted repayment of substantial amounts of debts and borrowings.  These factors raise substantial doubt about the Group’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG Huazhen LLP

Shanghai, China

December 10, 2018